Filed by Hostess Brands, Inc. (Commission File No. 001-37540)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9 under

the Securities Exchange Act of 1934 as amended.

Subject Company: Hostess Brands, Inc.

Commission File No.: 001-37540

HOSTESS BRANDS TO BE ACQUIRED BY THE J.M. SMUCKER CO. FOR

APPROXIMATELY $5.6 BILLION

LENEXA, Kan. September 11, 2023 -- Hostess Brands, Inc. (Nasdaq: TWNK) (the “Company” or “Hostess Brands”), announced today that it has entered into a definitive agreement with The J.M. Smucker Co. (NYSE: SJM) to acquire all of the outstanding shares of Hostess Brands in a cash and stock transaction valued at $34.25 per Hostess Brands share, representing a transaction value of approximately $5.6 billion, including the assumption of debt. Under the terms of the agreement, Hostess Brands shareholders will receive $30.00 in cash and 0.03002 shares of The J.M. Smucker Co. common stock (valued at $4.25 as of September 8, 2023) for each share of Hostess Brands common stock. The purchase price represents a premium of approximately 54% to the closing price of $22.18 on August 24, 2023, the last trading day prior to press reports of a potential transaction.

Andy Callahan, President and Chief Executive Officer of Hostess Brands commented, “I am extremely proud of the entire Hostess Brands team for the legacy they created in building a premier snacking company and driving industry leading returns for our investors. Today represents another exciting chapter for our company as we combine our iconic snacking brands with The J.M. Smucker Co.’s family of beloved brands. We believe this is the right partnership to accelerate growth and create meaningful value for consumers, customers and shareholders. Our companies share highly complementary go-to market strategies, and we are very similar in our core business principles and operations. Above all else, Hostess Brands and The J.M. Smucker Co. share a deep commitment to inspiring moments of joy and satisfaction through our products, and we look forward to continuing to do so as part of The J.M. Smucker Co. family.”

“We are excited to announce the acquisition of Hostess Brands, which represents a compelling expansion of our family of brands and a unique opportunity to accelerate our focus on delighting consumers with convenient solutions across different meal and snacking occasions,” said Mark Smucker, Chair of the Board, President and Chief Executive Officer of The J.M. Smucker Co. “With this acquisition, we are adding an iconic sweet snacking platform; enhancing our ability to deliver brands consumers love and convenient solutions they desire; and leveraging the attributes Hostess offers, including its strong convenience store distribution and leading innovation pipeline, combined with our strong commercial organization and consistent retail execution across channels to drive continued growth. Our organization is well positioned to deliver on the great potential our expanded family of brands offers, as has been reflected by our history of growth through acquisition and the successful integration of new categories to our business. We look forward to this exciting new chapter for The J.M. Smucker Co.”

Transaction Details

Under the terms of the agreement, The J.M. Smucker Co., through its wholly owned subsidiary SSF Holdings, Inc., will commence an exchange offer to acquire all outstanding shares of Hostess Brands. Stockholders will receive $30.00 in cash and 0.03002 shares of The J.M. Smucker Co. common stock for each share of Hostess Brands common stock. The closing of the exchange offer will be subject to certain conditions, including the tender of at least a majority of the outstanding shares of Hostess common stock and other customary closing conditions, including receipt of required regulatory approvals. Upon the successful completion of the exchange offer, The J.M. Smucker Co. will acquire all of the remaining shares of Hostess Brands common stock that were not acquired in the exchange offer through a second-step merger for the same consideration per share as paid in the exchange offer.

The cash portion of the transaction is expected to be funded through a combination of cash on hand, a bank term loan and long-term public bonds.

Both The J.M. Smucker Co. and Hostess Brands Boards of Directors have unanimously approved the transaction. The transaction is anticipated to close in the third quarter of The J.M. Smucker Co.’s current fiscal year ending April 30, 2024.

Advisors

Morgan Stanley & Co. LLC and Morgan, Lewis & Bockius LLP are serving as financial and legal advisors, respectively, to Hostess Brands.

About Hostess Brands, Inc.

Hostess Brands, Inc. (NASDAQ: TWNK) is a premier snacking company with a portfolio of iconic brands and a mission to inspire moments of joy by putting our heart into everything we do. Hostess Brands is proud to make America’s No. 1 cupcake, mini donut and zero sugar cookie brands. With annual sales of $1.4 billion and approximately 3,000 dedicated team members, Hostess Brands produces new and classic snacks, including Hostess® Donettes®, Twinkies®, CupCakes, Ding Dongs® and Zingers®, as well as a variety of Voortman® cookies and wafers. For more information about Hostess Brands, please visit hostessbrands.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands or The J.M. Smucker Co. or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that The J.M. Smucker Co. intends to file with the SEC. At the time the exchange offer is commenced, The J.M. Smucker Co. and its acquisition subsidiary will file a tender offer statement on Schedule TO, The J.M. Smucker Co. will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either The J.M. Smucker Co. or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by The J.M. Smucker Co. will be available free of charge on The J.M. Smucker Co.’s website at https://investors.jmsmucker.com or by contacting The J.M. Smucker Co. Investor Relations Department at 330-682-3000.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, The J.M. Smucker Co. and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

FORWARD LOOKING STATEMENTS

This press release includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of The J.M. Smucker Co. and Hostess Brands. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated,” and “potential,” among others . Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this press release, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between The J.M. Smucker Co., SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of The J.M. Smucker Co., and Hostess Brands (the “Transaction”); uncertainties as to how many of Hostess Brands stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the Transaction does not close; risks related to The J.M. Smucker Co.’s ability to realize the anticipated benefits of the Transaction; the effect of the announcement or pendency of the Transaction on the Hostess Brands’ ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from Hostess Brands’ ongoing business operations; negative effects of this announcement or the consummation of the Transaction on the market price of The J.M. Smucker Co.’s or Hostess Brands’ common stock and/or operating results; and other matters. A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by The J.M. Smucker Co. and Hostess Brands, respectively, with the U.S. Securities and Exchange Commission, including each of The J.M. Smucker Co. and Hostess Brands most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents to be filed by The J.M. Smucker Co. and its acquisition subsidiary, SSF Holdings, Inc. and the Schedule 14D-9 to be filed by Hostess Brands. Hostess Brands does not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances.

Investor Contact:

Amit Sharma

asharma@hostessbrands.com

Media Contact:

Pat Tucker, Brian Waldman, Kyla MacLennan

hostessbrands@fticonsulting.com